Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Triumph Financial, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of filing fee

Fees to Be Paid	$23,699,670(1)	$110.20 per $1,000,000	$2,611.71

Fees Previously Paid			$11,020.00

Total Transaction Value	$23,699,670

Total Fees Due for Filing			$2,611.71

Total Fees Previously Paid			$11,020.00

Total Fee Offsets			—

Net Fee Due			$0.00

(1)

Calculated as the aggregate maximum value of Shares being purchased. The fee of $11,020.00 was paid in connection with the filing of the Schedule TO-I by Triumph Financial, Inc. (f/k/a Triumph Bancorp, Inc.) (File No. 005-88643) on November 7, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the final results of the offer.